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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                                (Amendment No. 2)

                               FRESH AMERICA CORP.
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                                (Name Of Issuer)

                Shares of Common Stock, par value $0.01 per share
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                         (Title Of Class Of Securities)

                                    35803R105
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                                 (CUSIP Number)

                                Jeffrey B. Rabin
                             DiMare Homestead, Inc.
                                258 NW 1st Avenue
                           Florida City, Florida 33034
                            Telephone: (305) 245-4211
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 2000
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                                  (Continued On Following Pages)
                                                             (Page 1 of 5 Pages)
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

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CUSIP No. 35803R105                                          (Page 2 of 5 Pages)
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         DiMare Homestead, Inc.
         59-1204511
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                   |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida
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                               7      SOLE VOTING POWER
                                      412,200
NUMBER OF                             ------------------------------------------
SHARES                         8      SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY                              ------------------------------------------
EACH                           9      SOLE DISPOSITIVE POWER
REPORTING                             412,200
PERSON WITH                           ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      0
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         412,200
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8%/1
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  14     TYPE OF REPORTING PERSON
         CO
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1/ Based on 5,241,051 shares of Common Stock of Fresh America outstanding as of
   November 15, 1999, as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission.
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CUSIP No. 35803R105                                          (Page 3 of 5 Pages)
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                         AMENDMENT NO. 2 TO SCHEDULE 13D

                  Amendment No. 1 to the Statement on Schedule 13D (the "Statement"), dated March 27, 2000 of DiMare Homestead, Inc., a company organized under the laws of the State of Florida ("DiMare"), is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in such Statement.

                  The purpose of this Amendment No. 2 to the Statement ("Amendment No. 2") is to disclose the increase in the percentage of the class of equity securities beneficially owned by DiMare, from 6.5% to 7.8%, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Fresh America Corp ("Fresh America"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement, and should be read in conjunction with, and is qualified in its entirety by reference to, such Statement.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source of funds used to purchase the shares of Common Stock (the "Shares") of Fresh America was derived from the working capital of DiMare. The aggregate amount of such funds to which this Amendment No. 2 relates, including commissions, was $258,065.21, thus, increasing the total aggregate amount of funds used to purchase the Shares to $1,779,168.72.

Item 5.           Interest in Securities of Issuer.

                  (a) DiMare purchased an additional 70,100 Shares pursuant to open market transactions, thus, increasing the total aggregate number of Shares beneficially owned by DiMare to 412,200. Based upon 5,241,051 shares of Common Stock outstanding as of November 15, 1999 (as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission), such Shares represent approximately 7.8% of the outstanding Common Stock. This represents approximately a 1.3% increase from 6.5% of the outstanding Common Stock previously reported on the Statement.

                  (c) Information with respect to the purchase of the additional 70,100 Shares is set forth in Annex B, attached hereto and incorporated by reference herein, all of which were effected by DiMare.

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CUSIP No. 35803R105                                          (Page 4 of 5 Pages)
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


April 7, 2000                               DIMARE HOMESTEAD, INC.


                                            By: /s/ Jeffrey B. Rabin
                                                --------------------------------
                                                Name:  Jeffrey B. Rabin
                                                Title: Chief Financial Officer

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CUSIP No. 35803R105                                          (Page 5 of 5 Pages)
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                                     ANNEX B


                  The following table sets forth the open market purchase transactions with respect to the Shares accomplished through the Nasdaq National Market from March 23, 2000 to the date of this Amendment No. 2, all of which were effected by DiMare.

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                Purchase            Number of Shares       Price Per Share in
                  Date                                           Dollars
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             23-Mar-00               10,500                      3.6250
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             24-Mar-00                3,000                      3.6250
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             27-Mar-00                 300                       3.8750
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             28-Mar-00                1,500                      3.8750
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             29-Mar-00               10,000                      3.8750
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             30-Mar-00               11,900                      3.8508
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             31-Mar-00               10,000                      3.7500
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              3-Apr-00                3,500                      3.5500
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              4-Apr-00               11,900                      3.4601
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              5-Apr-00                2,500                      3.2500
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              6-Apr-00                5,000                      3.2500
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